# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GameSquare Holdings, Inc., CIK 0001714562
CUSIP: 36468G103
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 6775 Cowboys Way, Ste. 1335, Frisco, Texas (TX), 75034
Date of event which requires filing of this statement: 04/22/2026
Filed by CIK 0001972219
Persons authorized to receive notices and communications: Thomas Walker, One Cowboys Way, Suite 100, Frisco, Texas (TX), 75034, (972) 497-4900

## Reporting persons
- Blue & Silver Ventures, Ltd. (CIK 0001972219): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,955,011; sole dispositive power 0; shared dispositive power 8,955,011; aggregate amount beneficially owned 8,955,011 (9.5% of the class)
  Comment: (1) Consists of (i) 3,861,736 shares of Common Stock held directly by Blue & Silver, (ii) 129,246 shares of Common Stock issuable upon the exercise of warrants held by Blue & Silver, (iii) 4,316,547 shares of Common Stock held directly by Goff Jones and (iv) 647,482 shares of Common Stock issuable upon the exercise of PIPE warrants held by Goff Jones. Blue & Silver is a limited partner of Goff Jones and, as a result, may be deemed to share voting and dispositive power over the securities held by Goff Jones. Blue & Silver disclaims beneficial ownership of such securities except to the extent of its pecuniary interest in Goff Jones.
  
  (2) The percentage of class was calculated based on 93,470,215 Common Stock outstanding, as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on April 27, 2026, and assuming the conversion of the warrants of the Issuer held by the Reporting Persons into Common Stock, in accordance with Rule 13d-3(d)(1)(i) under the Act.
- Goff Jones Strategic Partners, LLC (CIK 0001974099): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,964,029; sole dispositive power 0; shared dispositive power 4,964,029; aggregate amount beneficially owned 4,964,029 (5.27% of the class)
  Comment: (1) Consists of (i) 4,316,547 shares of Common Stock held directly by Goff Jones and (ii) 647,482 shares of Common Stock issuable upon the exercise of PIPE warrants held by Goff Jones.
  
  (2) The percentage of class was calculated based on 93,470,215 Common Stock outstanding, as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on April 27, 2026, and assuming the conversion of the warrants of the Issuer held by the Reporting Persons into Common Stock, in accordance with Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: GameSquare Holdings, Inc.
Address of issuer's principal executive offices: 6775 Cowboys Way, Ste. 1335, Frisco, Texas (TX), 75034
Comment: This Amendment No. 2 amends and supplements the statement on Schedule 13D filed on April 21, 2023 (the "Original Schedule 13D") as amended by that Schedule 13D/A filed on October 23, 2023 (the "Amended Schedule 13D") by the Reporting Persons (as defined in the Amended Schedule 13D) relating to the Common Stock, par value $0.0001 (the "Common Stock") of GameSquare Holdings, Inc. (the "Issuer"). This Amendment No. 2 is being filed to reflect a greater than 1% decrease in the percentage of Common Stock beneficially owned by certain of the Reporting Persons as a result of (i) changes in the number of outstanding Common Stock of the Issuer and (ii) purchases of Common Stock by certain Reporting Persons. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D, as amended by the Amended Schedule 13D. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Amended Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by (i) Blue & Silver Ventures, Ltd., a Texas limited partnership ("Blue & Silver") and (ii) Goff Jones Strategic Partners, LLC (f/k/a Goff & Jones Lending Co, LLC), a Delaware limited liability company ("Goff Jones" and, together with Blue & Silver, the "Reporting Persons," and each, a "Reporting Person"). Blue & Silver is in the business of managing private investments and the investment vehicle of the Jones family (as further described below). Goff Jones is principally engaged in the business of investments in securities, including in securities of the Issuer. The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act"), is filed as Exhibit 99.1 to this Schedule 13D/A and is incorporated herein by reference.
Residence or business address: The address of the principal business office of Blue & Silver is One Cowboys Way, Suite 100, Frisco, Texas, 75034. The address of the principal business office of Goff Jones is 3230 Camp Bowie Blvd., Suite 800, Fort Worth, Texas 76107.
Present principal occupation or employment: Blue & Silver is controlled by Jerral W. Jones, J. Stephen Jones, Charlotte Jones Anderson and Jerral W. Jones, Jr. (collectively, the "Jones") and Gene Chambers Jones ("Chambers"), each of whom is a limited partner of Blue & Silver. Mr. Jones' principal occupation is owner, president and general manager of the Dallas Cowboys. Each of the Jones' and Chambers is a citizen of the United States of America. Each of the Reporting Persons files this Schedule 13D/A jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a "group" under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. For a description of the relationship between the Reporting Persons, see this Item 2 and Item 5 below.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor either of the Jones' and Chambers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor either of the Jones' and Chambers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See item 6 of the cover pages. Each of the Jones' and Chambers are citizens of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.
Transactions in the class effected during the past sixty days: The transactions in the Issuer's shares by the Reporting Persons during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Joint Filing Agreement between Blue & Silver Ventures, LTD. and Goff Jones Strategic Partners, LLC.

## Signatures
- Blue & Silver Ventures, Ltd.: /s/ Thomas Walker, Thomas Walker, Assistant Treasurer (04/27/2026)
- Goff Jones Strategic Partners, LLC: /s/ Thomas Walker, Thomas Walker, Authorized Signatory (04/27/2026)